AMP
9/13/2004

SEC 04019889 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ensemble Financial Services, Inc. (formerly AM&M Investment Brokers, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

179 Sully's Trail, Suite 200
(No. and Street)

Pittsford	NY	14534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Rogers, Chief Operating Officer — 585-248-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	Rochester	NY	14534
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2004

RECD S.E.C. AUG 2 7 2004 518

PROCESSED SEP 2 0 2004 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/16

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ensemble Financial Services, Inc. (formerly AM&M Investment Brokers, Inc.), as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

ANTHONY L. GUGINO
Notary Public in the State of New York
Monroe County
Commission Expires May 11, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENSEMBLE FINANCIAL SERVICES, INC.
(FORMERLY A.M.&M. INVESTMENT BROKERS, INC.)
(A WHOLLY OWNED SUBSIDIARY OF
A.M.&M. FINANCIAL SERVICES, INC.)

PITTSFORD, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

JUNE 30, 2004 AND 2003

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying statement of financial condition of Ensemble Financial Services, Inc. (formerly A.M.&M. Investment Brokers, Inc.) (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) as of June 30, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Ensemble Financial Services, Inc. (formerly A.M.&M. Investment Brokers, Inc.) as of June 30, 2003 were audited by other auditors whose report dated July 29, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ensemble Financial Services, Inc. as of June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
August 13, 2004

ENSEMBLE FINANCIAL SERVICES, INC.
(FORMERLY A.M.&M. INVESTMENT BROKERS, INC.)
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF FINANCIAL CONDITION

	June 30, 2004	June 30, 2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 307,965	$ 227,618
Commissions receivable	27,259	16,549
Due from parent	20,611	91,454
Deferred income taxes	24,400	8,568
TOTAL CURRENT ASSETS	380,235	344,189
OFFICE EQUIPMENT	10,951	1,284
Less accumulated depreciation	2,912	1,284
	8,039	-
DEPOSIT	50,000	25,000
	$ 438,274	$ 369,189
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued commissions	$ 103,360	$ 43,321
Accrued income tax	15,100	31,258
TOTAL CURRENT LIABILITIES	118,460	74,579
DEFERRED INCOME TAXES	2,600	-
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	4,002	4,002
Retained earnings	308,212	285,608
TOTAL STOCKHOLDER'S EQUITY	317,214	294,610
	$ 438,274	$ 369,189

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(FORMERLY A.M.&M. INVESTMENT BROKERS, INC.)
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF OPERATIONS

	Year ended June 30, 2004	2003
Revenue - commissions	$ 5,233,564	$ 3,037,247
Operating expenses:		
Commissions	4,084,576	2,322,974
Management fee	880,609	555,215
Insurance	70,292	5,306
Other	173,615	48,644
TOTAL OPERATING EXPENSES	5,209,092	2,932,139
INCOME BEFORE INCOME TAX PROVISION	24,472	105,108
Income tax provision	1,868	31,258
NET INCOME	$ 22,604	$ 73,850

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(FORMERLY A.M.&M. INVESTMENT BROKERS, INC.)
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED JUNE 30, 2004 AND 2003

	Common Stock		Additional paid-in	Retained
	Shares	Amount	capital	earnings
Balance at June 30, 2002	100	$ 5,000	$ 3,800	$ 140,146
Merger with A. M. & M. Risk Management, Inc.			202	71,612
Net income	-	-	-	73,850
BALANCE AT JUNE 30, 2003	100	5,000	4,002	285,608
Net income	-	-	-	22,604
BALANCE AT JUNE 30, 2004	100	$ 5,000	$ 4,002	$ 308,212

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(FORMERLY A.M.&M. INVESTMENT BROKERS, INC.)
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF CASH FLOWS

	Year ended June 30, 2004	2003
CASH FLOWS - OPERATING ACTIVITIES		
Net income	$ 22,604	$ 73,850
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation	1,628	-
Deferred income taxes	(13,232)	-
Changes in certain assets and liabilities affecting operations:		
Commissions receivable	(10,710)	93,800
Deposits	(25,000)	-
Accrued commissions	60,039	(129,477)
Accrued income tax	(16,158)	81,757
NET CASH PROVIDED FROM OPERATING ACTIVITIES	19,171	119,930
CASH FLOWS - INVESTING ACTIVITIES		
Increase in cash from merger	-	71,814
Office equipment additions	(9,667)	-
NET CASH (USED FOR) PROVIDED FROM INVESTING ACTIVITIES	(9,667)	71,814
CASH FLOWS - FINANCING ACTIVITIES		
Decrease (increase) in due from parent	70,843	(91,454)
NET CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES	70,843	(91,454)
NET INCREASE IN CASH AND CASH EQUIVALENTS	80,347	100,290
Cash and cash equivalents at beginning of year	227,618	127,328
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 307,965	$ 227,618

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES

During fiscal year ended 2003, the Company merged with A.M.&M. Risk Management, Inc. As a result of the merger, the Company recorded $71,612 of retained earnings and $202 of additional paid-in capital.

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Ensemble Financial Services, Inc. (formerly A.M.&M. Investment Brokers, Inc.) (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) (the "Company"), located in Pittsford, New York, is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company sells securities primarily in the Upstate New York area.

The Company is a wholly owned subsidiary of A.M.& M. Financial Services, Inc. (AM&M).

During 2003, the Company merged with A.M.& M. Risk Management, a related company, which was formerly a wholly owned subsidiary of AM&M. The merger was accounted for using historical cost basis and resulted in an increase in stockholder's equity of $71,814 at June 30, 2003.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less.

Office equipment

Office equipment is stated on the basis of cost. The cost of office equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the accelerated method for financial reporting purposes.

Major expenditures for renewals and betterments are capitalized while expenditures for replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When assets are retired or otherwise disposed of, the cost and accumulated depreciation thereon are removed from the accounts and resulting gains or losses are included in operations.

Deposit

The Company has a cash deposit with an organization which transacts security trades on behalf of the Company. This deposit is refundable when the relationship is terminated.

Recognition of Revenue

Mutual fund commissions are recorded when the customers' funds are submitted to the respective mutual funds for investment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ENSEMBLE FINANCIAL SERVICES, INC.
(FORMERLY A.M.&M. INVESTMENT BROKERS, INC.)
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

NOTES TO FINANCIAL STATEMENTS, Cont'd

JUNE 30, 2004 AND 2003

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Reclassifications
Certain 2003 amounts have been reclassified to conform with the 2004 presentation.

NOTE B: INCOME TAXES

The Company is included in the consolidated Federal and New York State income tax returns of AM&M.

The Company is party to an informal tax sharing agreement with AM&M. Under the terms of the agreement, the Company pays an amount of tax to AM&M equal to the amount of Federal and New York State income tax which would be due if the Company filed a separate Federal and New York State income tax return. The Company receives benefit for losses to the extent it has paid tax in the past or, if it has a net operating loss carryforward, when it realizes the benefit therefrom. The Company also provides deferred income taxes as if it was filing a separate Federal and New York State income tax return.

The current income tax provisions for fiscal 2004 and 2003 reflect Federal and New York State corporate taxes at statutory rates.

The income tax provision consists of the following:

	Year ended June 30,	
	2004	2003
Current:		
Federal	$ 10,200	$ 23,373
State	4,900	7,885
	15,100	31,258
Deferred income tax benefit	(13,232)	-
INCOME TAX PROVISION	$ 1,868	$ 31,258

Deferred taxes resulting from temporary differences are as follows:

	Asset/(Liability) June 30,	
	2004	2003
Accrual to cash adjustment	$ 24,400	$ 8,568
Accumulated depreciation - office equipment	(2,600)	-
	$ 21,800	$ 8,568

NOTE C: RELATED PARTY TRANSACTIONS

Management Fee
The Company is charged a management fee by an affiliated company for providing administrative services, office space and equipment. This fee is based upon salaries and other administrative costs and was $880,609 and $555,215 for the years ended June 30, 2004 and 2003, respectively.

Commissions
Commissions totaling $494,334 and $479,703 were paid to the principal officer of the Company during fiscal 2004 and 2003, respectively.

Line of credit
The Company guarantees amounts borrowed under a $250,000 line of credit agreement in the name of its parent, AM&M. At June 30, 2004, AM&M had no outstanding borrowings and at June 30, 2003 had $71,728 in outstanding borrowings under this agreement.

NOTE D: REGULATORY NET CAPITAL REQUIREMENTS

The Company is subjected to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. As of June 30, 2004, the Company had regulatory net capital and a regulatory net capital requirement of $249,714 and $50,000, respectively. The Company's aggregate indebtedness to net capital ratio was .48 to 1.

ENSEMBLE FINANCIAL SERVICES, INC.
(FORMERLY A.M.&M. INVESTMENT BROKERS, INC.)
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

SUPPLEMENTARY INFORMATION

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying financial statements of Ensemble Financial Services, Inc. (formerly A.M.&M. Investment Brokers, Inc.) (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) as of and for the year ended June 30, 2004, and have issued our report thereon dated August 13, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 12 to 16 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
August 13, 2004

ENSEMBLE FINANCIAL SERVICES, INC.
(FORMERLY A.M.&M. INVESTMENT BROKERS, INC.)
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2004

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholder's equity		$ 317,214
Less non-allowable assets:		
Commissions receivable		14,450
Due from parent		20,611
Deferred income taxes		24,400
Office equipment, net		8,039
		67,500
Net capital		249,714
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$ 8,071	
Minimum requirement	$ 50,000	
Greater of the above		50,000
		$ 199,714
Excess net capital:		
Ratio of aggregate indebtedness to net capital		.48 to 1
Computation of aggregate indebtedness:		
Accrued commissions		$ 103,360
Accrued income tax		15,100
Deferred income taxes		2,600
TOTAL AGGREGATE INDEBTEDNESS		$ 121,060

ENSEMBLE FINANCIAL SERVICES, INC.
(FORMERLY A.M.&M. INVESTMENT BROKERS, INC.)
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited amended Part IIA of Form X-17a-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation on page 12.

ENSEMBLE FINANCIAL SERVICES, INC.
(FORMERLY A.M.&M. INVESTMENT BROKERS, INC.)
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section (k)(2)(ii). All customer transactions are cleared through another broker/dealer (National Financial Services LLC, Sec 8-26740) on a fully disclosed basis.

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Board of Directors
Ensemble Financial Services, Inc.

In planning and performing our audit of the financial statements of Ensemble Financial Services, Inc. (formerly A.M.& M. Investment Brokers, Inc. a wholly owned subsidiary of A.M.& M. Financial Services, Inc.) (the "Company") for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the board of directors and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
August 13, 2004

Mengel Metzger Barr MMB & Co. LLP Certified Public Accountants